UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-4188
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NEWELL RUBBERMAID INC.
10B GLENLAKE PARKWAY
SUITE 300
ATLANTA, GA 30328

REQUIRED INFORMATION
Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:
1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Information
Exhibits.      The following exhibit is filed as a part of this annual report:
   Exhibit 23.1 Consent of Ernst & Young LLP
   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN
Date: June 20, 2008	/s/ Tom Nohl
Tom Nohl, Vice President, Global Total Rewards and
Member, Benefit Plans Administrative Committee

Audited Financial Statements and Supplemental Schedule
Newell Rubbermaid 401(k) Savings and Retirement Plan
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Newell Rubbermaid 401(k) Savings and Retirement Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2007 and 2006, and Year Ended December 31, 2007
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm
The Benefit Plans Administrative Committee
Newell Rubbermaid 401(k) Savings and Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Atlanta, Georgia
June 16, 2008

Newell Rubbermaid 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value	$775,801,365	$777,287,520
Employer contribution receivable	19,524,943	18,516,007
Participant contribution receivable	—	17,817

Net assets available for benefits, at fair value	795,326,308	795,821,344
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,311,962)	1,319,705

Net assets available for benefits	$792,014,346	$797,141,049

See accompanying Notes to Financial Statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income:
Interest and dividends	$11,680,540
Net appreciation in fair value of investments	23,557,489

Total investment income	35,238,029
Contributions:
Participant	33,538,750
Employer	35,128,974
Rollover	4,563,137
Transfer in of PSI Systems, Inc. 401(k) Plan assets	1,152,377

Total additions	109,621,267

Deductions
Benefits paid to participants	91,848,745
Administrative expenses	390,282
Transfer out of Little Tikes 401(k) Plan assets	22,508,943

Total deductions	114,747,970

Net decrease	(5,126,703)
Net assets available for benefits — beginning of year	797,141,049

Net assets available for benefits — end of year	$792,014,346

See accompanying Notes to Financial Statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements
Year Ended December 31, 2007
1. Description of the Plan
The following description of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan administered by the Benefit Plans Administrative Committee (the “Plan Administrator”), which is appointed by the Board of Directors of Newell Operating Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective November 19, 2007, the PSI Systems, Inc. 401(k) Profit Sharing Plan and Trust merged into the Plan. Effective February 28, 2007, certain Plan assets relating to the Little Tikes business were transferred out of the Plan as a result of the sale of the Little Tikes business in 2006.
Eligibility
Certain employees of Newell Operating Company and affiliated companies or divisions who have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Full-time employees, as defined by the Plan document, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined by the Plan document.
Contributions
Participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan document, except for participants who are residents of Puerto Rico who may elect to contribute up to 10% of pretax earnings. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain employees in the Graco Children’s Products Inc. Century division receive a match equal to 50% of the first 6% of compensation contributed by the participant. Prior to August 1, 2007, certain union employees in the Rubbermaid, Inc. Home Products division received a match equal to 50% of the first 6% of compensation contributed by the participant. Certain union employees within the Rubbermaid, Inc. Home Products division are eligible for an annual retirement contribution based on hours worked and generally must be employed on the last day of the Plan year to receive the contribution. Nonunion participants and certain union participants are eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Nonunion participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, are eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Certain union participants of the BernzOmatic division of Irwin Industrial Tool Company and the Business to Business division of Sanford, L.P. are also eligible for the transition retirement contribution, but the determination dates for date of hire and attainment of age 50 differ. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions. The Plan also accepts rollovers from other tax-qualified plans.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions and an allocation of (a) the union retirement contribution, if applicable, (b) the retirement savings contribution, if applicable, (c) the transition retirement contribution, if applicable, and (d) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Participants with one hour of service after October 1, 2000 are immediately vested in their contributions and the Company matching contributions. Effective January 1, 2007, all union retirement contributions vest over a six-year graded schedule and the retirement savings and transition retirement contributions become 100% vested when the employee has rendered three years of continued service, as defined. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures of $500,000 were used to reduce 2007 retirement contributions. Forfeitures available for future use were $1,623,645 and $1,714,676 at December 31, 2007 and 2006, respectively.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2007 ranged from 4% to 9.7%. Principal and interest are paid ratably through monthly payroll deductions.
Investment Options
All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.
Payment of Benefits
On termination of service or upon death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of their account or elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.
The INVESCO Stable Value Fund (the “Fund”) is comprised of common/collective trust funds, synthetic guaranteed investment contracts (referred to hereafter as wrapper contracts) and a short-term interest fund. The fair value of the common/collective trust funds is based on the fair value of the underlying investments. The fair value of the wrapper contracts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged, calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The fair value of the short-term interest fund is based on the quoted market price in an active market on the last business day of the Plan year.
Certain wrapper contracts are defined as fully benefit-responsive investments which require an adjustment from fair value to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the amount participants would likely receive if they withdrew or transferred all or a portion of their investment in the contract. See Note 4 of Notes to Financial Statements for further discussion of events and circumstances that would limit the ability of the participant to transact at contract value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
All normal costs and expenses of administering the Plan and trust are paid by the Plan’s participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires expanded disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. In February 2008, the FASB issued Staff Positions 157-1 and 157-2 which remove certain leasing transactions from the scope of SFAS 157 and partially defer the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan prospectively adopted the effective provisions of SFAS 157 on January 1, 2008. The adoption is not expected to have a material impact on the Plan’s financial statements but will require enhanced disclosures regarding the determination of fair value of the Plan’s assets.
3. Investments
During 2007, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation
(Depreciation) in Fair Value
of Investments
Determined by quoted market price:
Mutual funds	$29,844,956
Newell Rubbermaid Common Stock	(6,467,869)
Net unit values determined by the Fund manager:
Common / collective trusts	180,402

$23,557,489

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual assets that represent 5% or more of the Plan’s assets as of December 31 is as follows:

	2007	2006
American Funds Growth Fund of America	$108,546,949	$102,887,819
INVESCO Short-Term Bond Fund	85,818,690	46,350,407
Vanguard Strategic Equity Fund	78,112,626	86,123,435
Dodge & Cox International Fund	73,676,207	61,814,547
American Century Large Company Value Fund	60,164,071	66,166,555
Newell Rubbermaid Inc. common stock*	56,211,732	67,520,731
American Century Equity Index Fund	51,662,829	55,232,346
American Funds Balanced Fund	49,560,016	49,492,776
PIMCO Total Return Fund	39,718,468	***
INVESCO AAA Asset-Backed Securities Fund	**	41,283,796

*	Party in interest.

**	Balance was transferred to INVESCO Short-Term Bond Fund on April 27, 2007.

***	Below 5% threshold.
4. Investment Contracts
The Plan’s investments include the Fund’s investments in wrapper contracts. In a wrapper contract structure, the underlying investments are held under the Fund through a group trust for retirement plan participants. The Fund purchases wrapper contracts from insurance companies and banks that credit a stated interest rate for a specified period of time. The wrapper contracts guarantee the contract value of the underlying investments for participant-initiated events. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contract provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. If the financial institution guaranteeing the wrapper contracts fails to perform in accordance with the contract, the value of the contract would be subject to market gains and losses.
The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
4. Investment Contracts (continued)
Gains and losses in the fair value of the wrapper contracts relative to their contract value are represented as the “Adjustment from Fair Value to Contract Value”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than its fair value. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the Adjustment from Fair Value to Contract Value is negative, this indicates that the wrapper contract value is less than the fair value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments. The events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

	2007	2006

Average yields:
Based on actual earnings	5.117%	5.125%
Based on interest rate credited to participants	4.726	5.102
The Fund also includes the value of a short-term interest fund in the amount of $3,065,946 and $4,463,362 at December 31, 2007 and 2006, respectively. The short-term interest fund is included in the financial statements at fair value based on the quoted market price in an active market on the last business day of the Plan year.
5. Related-Party Transactions
All expenses related to the trustee and record-keeping in connection with the operation of the Plan are paid by the Plan and included on the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Plan Administrator elects to have such expenses paid directly by the Company.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
9. Reconciliation of Financial Statements to Form 5500

	December 31
	2007	2006

Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$792,014,346	$797,141,049
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,311,962	(1,319,705)

Net assets available for benefits at year-end per Form 5500	$795,326,308	$795,821,344

Year Ended
December 31,
2007
Changes in net assets available for benefits:
Net decrease as reported in the accompanying financial statements	$(5,126,703)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,631,667

Net decrease per Form 5500	$(495,036)

The accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

Supplemental Schedule

Newell Rubbermaid 401(k) Savings and Retirement Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
EIN #36-1953130 Plan #012
December 31, 2007

(A)	(B)	(C)	(E)
	Identity of Issue	Description of Investment	Current Value

	American Funds Growth Fund of America	Mutual Fund	$108,546,949
	American Century Large Company Value Fund	Mutual Fund	60,164,071
	American Century Equity Index Fund	Mutual Fund	51,662,829
	American Funds Balanced Fund	Mutual Fund	49,560,016
	Vanguard Strategic Equity Fund	Mutual Fund	78,112,626
	PIMCO Total Return Fund	Mutual Fund	39,718,468
	Vanguard Target Retirement Fund 2015	Mutual Fund	4,833,992
	Vanguard Target Retirement Fund 2025	Mutual Fund	6,212,747
	Vanguard Target Retirement Fund 2035	Mutual Fund	4,402,861
	Vanguard Target Retirement Fund 2045	Mutual Fund	5,148,353
	Lord Abbett Small Cap Blend	Mutual Fund	35,807,280
	Dodge & Cox International Fund	Mutual Fund	73,676,207
*	Newell Rubbermaid Inc.	Common Stock	56,211,732
	Other	Self Directed Accounts	4,359,817
*	Participant Loans	Various maturities, interest rates from 4%to 9.7%	17,034,738
	INVESCO Stable Value Fund:
*	J.P. Morgan Chase Short Term Interest Fund	Short-Term Interest Fund	3,065,946
	PIMCO AAA or Better Intermediate Fund Wrapper Contract	Common/Collective Trust	0
	PIMCO AAA or Better Intermediate Fund	Common/Collective Trust	30,702,428
	INVESCO Intermediate Government Fund Wrapper Contract	Common/Collective Trust	0
	INVESCO Intermediate Government Fund	Common/Collective Trust	30,036,193
	WAM AAA or Better Intermediate Fund Wrapper Contract	Common/Collective Trust	0
	WAM AAA or Better Intermediate Fund	Common/Collective Trust	30,725,422
	INVESCO Short-Term Bond Fund Wrapper Contract	Common/Collective Trust	0
	INVESCO Short-Term Bond Fund	Common/Collective Trust	85,818,690

	Total		$775,801,365

*	Denotes a party in interest.

(D)	Cost information not presented as all investments are participant-directed.